Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Equity Investment Life Holding Company:

We consent to the use of our report dated March 3, 2014, with respect to the consolidated financial statements, and all related financial statement schedules, and the effectiveness of internal control over financial reporting, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2012, the Company modified the types of costs incurred that can be capitalized when issuing or renewing insurance contracts due to the prospective adoption of Financial Accounting Standards Board Accounting Standards Update (ASU) No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.

/s/ KPMG LLP

Des Moines, Iowa
December 17, 2014